

09056334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 25 2009

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 53400

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Capital Partners BD Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3251 Lemons Ridge, Ste. 100
                                             (No. and Street)

Atlanta   Ga   30339
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Oliva   770 801.9668
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith & Roller
                              (Name – if individual, state last, first, middle name)

7229 Albemarle Rd Ste A. Charlotte N.C. 28227
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____John_____Oliva_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___SE Capital Partners Bd IIC._____ , as
of ___3.16_____ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUTHEASTERN CAPITAL PARTNERS BD, INC.

Greenville, South Carolina





MSR

MOYER, SMITH & ROLLER

CERTIFIED PUBLIC ACCOUNTANTS

P.A.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.

Greenville, South Carolina

Audited

Financial Statements

At

December 31, 2008

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

                                                                                        Page

Financial Statements:





Independent Auditors' Report

To The Board of Directors
Southeastern Capital Partners BD, Inc.
Greenville, South Carolina

We have audited the accompanying balance sheet of Southeastern Capital Partners BD, Inc. as of December 31, 2008, and the related statements of operations and retained earnings, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Capital Partners BD, Inc. as of December 31, 2008, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

February 13, 2009

 

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Balance Sheet
December 31, 2008

ASSETS

Current Assets

Cash	$	18,428
Accounts Receivable		10,000
Total Current Assets		28,428
TOTAL ASSETS	$	28,428

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	9,500
Total Current Liabilities		9,500
Total Liabilities		9,500

Stockholders' Equity

Capital Stock - par value $0.01; authorized 1,500 shares; issued and outstanding 1,500 shares		15
Additional Paid-In Capital		98,635
Retained Earnings (Deficit)	(	79,722)
Total Stockholders' Equity		18,928
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	28,428

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2008

Revenues	$ 20,000
Operating Expenses	
Commissions	19,000
Licenses and NASD Fees	2,025
Professional and Consulting Fees	2,550
Taxes - Other	114
Miscellaneous	69
Total Operating Expenses	23,758
Income (Loss) From Operations	(3,758)
Net Income (Loss)	(3,758)
Retained Earnings (Deficit), beginning of year	(75,964)
Retained Earnings (Deficit), end of year	($ 79,722)

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement Of Cash Flows
For The Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	($	3,758)
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
(Increase) Decrease in Accounts Receivable	(	10,000)
Increase (Decrease) in Accounts Payable		9,425
NET CASH USED IN OPERATING ACTIVITIES	(	4,333)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	4,333)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		22,761
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	18,428

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2008

Description:

Beginning Balance	$	22,686
Less: Net Loss	(	3,758)
Ending Balance	$	18,928

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. On January 14, 2008, the Company changed its name from Capital City Advisors, Inc. to Southeastern Capital Partners BD, Inc. The Company has one office located in Greenville, South Carolina.

Revenue Recognition

The Company operates an investment banking business, a retail securities sales business, and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. The Company sells application-way investment company offerings (mutual funds) and small corporate offerings. Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Income Taxes

The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized, accordingly no deferred income tax benefit has been recorded in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Notes To Financial Statements (Continued)
December 31, 2008

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Southeastern Capital Partners BD, Inc. acts as an underwriter of Direct Participation Program offerings, sells application-way investment company offerings (mutual funds) and small corporate offerings. Southeastern Capital Partners BD, Inc. has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Southeastern Capital Partners BD, Inc. receives a commission from the transaction. We believe that the transactions of Southeastern Capital Partners BD, Inc. are within the exemptions section which is located at Rule 15c3-3 (k)(2)(ii).

NOTE C - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2008, is computed as follows:

Total Stockholder's Equity	$	18,928
Less: Prepaid Expenses		-
Net Capital	$	18,928

The computed net capital per the company agreed with audited net capital.

Net Capital	$	18,928
Net Capital per company computation		18,928
Difference	$	-

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Notes To Financial Statements (Continued)
December 31, 2008

NOTE D - RELATED PARTY TRANSACTIONS

During 2008, the Company paid C. Dan Adams $9,500 in commissions. Mr. Adams is the president of Southeastern Capital Partners, LLC, which is one of the shareholders of the Company. Another $9,500 is payable to Mr. Adams as of December 31, 2008.

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.



MSR

CERTIFIED PUBLIC ACCOUNTANTS

MOYER, SMITH & ROLLER



Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Southeastern Capital Partners BD, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of Southeastern Capital Partners BD, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989

7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com   Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

February 13, 2009